UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at September 4, 2007

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 4, 2007

* Print the name and title of the signing officer under his signature

Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6364
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ RESOURCES WILL DISCUSS THE BEE TRANSACTION WHICH HAS BEEN
ANNOUNCED WITH ANGLO PLATINUM AT 2:00 PM EST ON SEPTEMBER 4, 2007

September 4, 2007, Johannesburg - Anooraq Resources (AMEX: ANO; TSX V: ARQ; JSE: ARQ) will discuss the BEE transaction which has been announced with Anglo Platinum at 2:00 PM EST on September 4, 2007. A press release was issued at 5:36 AM EST on September 4, 2007.

Reference Press Release:
http://www.anooraqresources.com/pdf/arq_sept_4_2007_long_final_news_release.pdf

Reference Announcement Presentation (Sept 4, 2007):
http://www.anooraqresources.com/pdf/Announcement_presentation.pdf

The conference call can be accessed by dialing 866.713.8395 (Canada & US) or dialing 617.597.5309 (international) and entering passcode 32171676, or by live sound web cast at the following address:
http://phx.corporate-ir.net/playerlink.zhtml?c=105608&s=wm&e=1639792

If you are unable to participate in the conference call, a replay will be available after 1:00 PM EST after September 5 by dialing 888-286-8010 (Canada & US) or 617-801-6888 (international) and entering passcode 34415203 until September 19, 2007 at midnight, or by sound web cast on Anooraq's Internet site at www.anooraqresources.com for 30 days.

Profile

Anooraq is in the business of acquiring, exploring and developing prospective platinum group metals (PGM) properties. The Company has projects in the Bushveld Complex, a geological region that is internationally recognized for its PGM deposits, located in South Africa.
Anooraq has been positioned as the first Black Economic Empowerment company with two North American listings and a South African listing.

Contact:
Anooraq (South Africa)
Joel Kesler, Head of Business Development
+27 11 883 0831
www.anooraqresources.com

Anooraq (North America)
Investor Relations
Tel: 604 684 6365
Toll free 800 667 2114
www.hdgold.com

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.